Exhibit 99.3

June 2, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island

Dear Sirs/Mesdames:

Re:	Westport Fuel Systems Inc. – Final Prospectus Supplement dated June 2, 2021

We refer to the prospectus supplement dated June 2, 2021 (the "Final Prospectus Supplement") to the short form base shelf prospectus of Westport Fuel Systems Inc. (the "Corporation"), dated March 16, 2021, forming part of the Registration Statement on Form F-10 (Registration No. 333-253892) filed by the Corporation with the U.S. Securities and Exchange Commission. The Final Prospectus Supplement relates to the distribution of common shares in the capital of the Corporation having an aggregate offering price of up to US$100,100,000 (the "Offering Amount"), and the distribution of additional Common Shares having an aggregate offering price of up to 15% of the Offering Amount pursuant to an over-allotment option.

We hereby consent to the reference to our firm name on the cover page and under the headings "Legal Matters", "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations" and "Agent for Service of Process" in the Final Prospectus Supplement.

We confirm that we have read the Final Prospectus Supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with the preparation of such opinions.

Yours very truly,

BENNETT JONES LLP

“Bennett Jones LLP”